HOLLINGER INC.

Ontario Management and Insider Cease Trade Order Revoked

Update on Dispute Settlement Initiatives

TORONTO − April 10, 2007 − Hollinger Inc. (TSX:HLG.C) (TSX:HLG.PR.B) announced that the Ontario Securities Commission issued an order today revoking the Management and Insider Cease Trade Order issued by the OSC on June 1, 2004, as amended. The revocation order is effective immediately. This order stems from the remediation by Hollinger of its historical continuous disclosure record on March 7, 2007.

Hollinger reiterated its intention to continue to move forward by resolving historical issues and continuing its efforts to enhance the value of its assets, including its investment in Sun-Times Media Group, Inc. Hollinger is of the view, and believes that Sun-Times Media agrees, that settling the disputes between Hollinger and Sun-Times Media would be of great value to both companies.

In early March 2007, Hollinger took the initiative and presented Sun-Times Media with a comprehensive proposal to resolve all matters of disagreement between them. Sun-Times Media Group has rejected that proposal. Attempts by Hollinger to continue a productive dialogue toward such a resolution are ongoing.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group, Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www. hollingerinc.com.

CONTACT INFORMATION

Media Contact

William E. Aziz
Chief Financial Officer
(416) 363-8721 ext. 262

baziz@hollingerinc.com